SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Capital Mortgage Investment Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02504A 10 4
(CUSIP Number)

Samuel A. Flax
Executive Vice President, General Counsel,
Chief Compliance Officer and Secretary
American Capital, Ltd.
2 Bethesda Metro Center, 14th Floor
Bethesda, Maryland 20814
(301) 951-6122

(Name, address and telephone number of person authorized to receive notices and communications)

September 7, 2012
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)
(CONTINUED ON FOLLOWING PAGES)

CUSIP No. 02504A 10 4	(PAGE 2 OF 4)

1	NAME OF REPORTING PERSON American Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)(6):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 02504A 10 4	(PAGE 3 OF 4)
Explanatory Note
This Final Amendment to Schedule 13D amends and supplements the statement on Schedule 13D filed on August 15, 2011 by American Capital, Ltd. (the “Reporting Person” or “ACAS”) and reflects the sale of 2,000,100 shares of Common Stock of American Capital Mortgage Investment Corp. (the “Issuer”) held by ACAS in a registered public offering on September 7, 2012. This Final Amendment to Schedule 13D is being filed to report that, as of September 7, 2012, ACAS is no longer the beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 3.	Source and Amount of Funds or Other Consideration
As of the date of this Final Amendment to Schedule 13D, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 4.	Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 4:
On September 7, 2012, ACAS sold 2,000,100 shares of the Issuer’s Common Stock in a registered public offering.

ITEM 5.	Interest in Securities of the Issuer
(a)-(b) As of the date of this Final Amendment to Schedule 13D, the Reporting Person is no longer a beneficial owner of any shares of the Issuer’s Common Stock.
(c) Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Person since its most recent filing of Schedule 13D.
(d) Not applicable.
(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock on September 7, 2012.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 6:
As of September 7, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.
Exhibit 99.9 to this Final Amendment to Schedule 13D is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits
The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 7:

99.9	Stock Purchase Agreement, dated September 7, 2012, by and among ACAS, SAB Capital Partners, L.P., SAB Capital Partners II, L.P. and SAB Overseas Master Fund, L.P.

CUSIP No. 02504A 10 4	(PAGE 4 OF 4)
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: September 12, 2012

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel A. Flax
Name:	Samuel A. Flax
Title:	Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Schedule A
Transactions in the Issuer’s Common Stock since the original Schedule 13D filing:

Date of Transaction	Quantity Purchased (Sold)	Net Proceeds
9/7/2012	(2,000,100)	$49,262,463

This transaction in the Issuer’s Common Stock was effected by ACAS in a registered public offering.